ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS
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WWW.ROPESGRAY.COM

April 24, 2012

Michael G. Doherty
T +1 212 497 3612
F +1 646 728 1578
michael.doherty@ropesgray.com

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Investment Management

100 F Fifth Street, N.E.

Washington, DC 20549

Attention: Mary A. Cole

Re:	Kohlberg Capital Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A for the Company’s 2012 Special Stockholder Meeting
File No. 814-00735

Dear Ms. Cole:

On April 16, 2012, you provided, via telephone, a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A for the Company’s 2012 Special Stockholder Meeting filed with the Commission on April 9, 2012 (File No. 814-00735) (the “Proxy Statement”).

On behalf of the Company, please find below the Company’s response to the Staff’s comment. The response to the Staff’s comment set forth in this letter is submitted on behalf of the Company at its request. For your convenience and in order to expedite the Staff’s review, the Staff’s comment is reproduced in bold, and the corresponding response of the Company is shown below such comment.

Proxy Statement

1.	Please confirm that the Company interprets Section 63 of the Investment Company Act of 1940, as amended (the “1940 Act”), to require that any shares of the Company underlying any options, warrants or other rights that are sold pursuant to Section 63(2) (i.e., sold below net asset value (“NAV”)) are issued within one year of the shareholder approval required by Section 63(2)(A) (i.e., the option, warrant or right must be exercised, converted, or exchanged for the underlying shares, and thus the option, warrant or right must expire, within such one-year period).

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RESPONSE TO COMMENT

Although the Company cannot affirm that it has located all of the legislative history relevant to an interpretation of Section 63, the legislative history the Company reviewed does not state whether options, warrants or rights to acquire common stock at a price below the current NAV of a business development company’s (a “BDC’s”) common stock must be exercised, converted or exchanged (and thus must expire) within one year of the shareholder approval required by Section 63(2)(A).  The legislative history of the Small Business Investment Incentive Act of 1980, the bill that added Section 63 (among others) to the 1940 Act, clearly indicates, however, that the purpose of the bill was to provide the businesses it affected with means to more readily raise needed capital.  The legislative history also suggests that a specific purpose of Section 63 is to enable BDCs to, among other things, purchase the assets of small businesses in exchange for securities.  Others have also supported the notion that Section 63 was designed to facilitate the raising of capital by BDCs.1  The Company believes that the ability of a BDC to purchase assets in exchange for options, warrants or other similar rights (either alone or, more likely, in connection with other securities) would be severely hampered if those securities must expire within one year or less.  Therefore, reading Section 63 to require that such rights must expire in one year would seem to frustrate the Congressional intent in enacting Section 63.  Similarly, it is worth noting that as a practical matter, requiring the options, warrants and rights to expire within one year of shareholder approval means that they will as a practical matter have a term of less than one year from issuance, further eroding their utility.

The Company also notes that the plain language of Section 63 supports an interpretation that options, warrants and other similar rights should be allowed to expire outside of one year after shareholder approval.  The language in Section 63(2) allows a company to “sell any common stock” and to “sell warrants, options, or rights to acquire any such common stock.”  Section 63(2)(A) states that shareholders must approve the policy and practice of making “such sales of securities” within one year immediately prior to “such sale.”  The Company believes that a straightforward reading of the provisions indicates that references to “such sale” and “such sales” are referring to the initial issuances of the options, warrants or rights, and not to any securities issued upon exercise, conversion or exchange of the options, warrants or rights.  Assuming the Company’s reading is correct, the requirement that the sale take place within one year of shareholder approval limits only the sale of the options, warrants or rights, not their exercise, conversion or exchange.  Similarly, Section 63(2)(C) addresses “the issuance of such securities” and “the price at which such securities are to be sold,” where the price is the price at the time of issuance.  The Company believes this language, while not directly speaking to the length of time a security may be outstanding, supports a reading that the limitations in Section 63 are focused on the original issuance of the options, warrants and rights and not the date of exercise, conversion or exchange of such securities.

1 See Reginald L. Thomas and Paul F. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895 (1982).

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The Company acknowledges that Section 63 does not specify how long options, warrants and other rights issued pursuant to Section 63(2) may last before they must expire.  Given that any such options, warrants and rights must be sold at a price which “closely approximates the market value” of the securities, as determined by the “required majority” of the BDC’s directors, the Company believes it is reasonable to conclude that no expiration date is required as the expiration date would be one of the factors which determines the price of the option, warrant or right (and therefore the BDC would presumably receive a higher price for securities with a longer expiration date).  However, the Company also acknowledges that one might look to Section 61(a)(3)(A) of the 1940 Act, which provides for the issuance of options, warrants and rights, with shareholder approval, provided that they expire by their terms within 10 years.  The Company does not see a reason for treating options, warrants or rights sold pursuant to shareholder approval under Section 63(2)(A) more restrictively than options, warrants or rights sold pursuant to shareholder approval under Section 61(a)(3)(A)(iv). However, the Company recognizes that policy arguments with respect to dilution may favor requiring that options, warrants or rights sold pursuant to shareholder approval under Section 63(2)(A) be subject to certain of the restrictions imposed on options, warrants and rights sold pursuant to shareholder approval under Section 61(a)(3)(A)(iv). As discussed, the Company is willing to agree that any options, warrants or rights to subscribe or convert to securities of the Company that it sells pursuant to Section 63(2) and that may be exercised or converted more than one year from the date of the shareholder approval contemplated by Section 63(2) will be issued with an exercise or conversion price that is not less than the net asset value of the underlying securities at the date of issuance.

The Company has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7802 or Richard Gluckselig at 212-841-0445. Thank you for your assistance.

Very truly yours,

/s/ Michael G. Doherty

Michael G. Doherty

cc:	Dayl W. Pearson